

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 7, 2007

Mr. Antoine Giscard d'Estaing
Chief Financial Officer
Groupe Danone
17, Boulevard Haussman
75009 Paris, France

> **Re:** **Groupe Danone**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed April 20, 2006**
> **Form 20-F/A for Fiscal Year Ended December 31, 2005**
> **Filed June 20, 2006**
> **Response Letter Dated January 11, 2007**
> **File No. 001-14734**

Dear Mr. Giscard d'Estaing:

We have reviewed your filing and response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2005

General

1.   We have read your response to our prior comments and considered your preference for limiting compliance to future filings. Unfortunately, the nature of the revisions requested, including auditor information and reported net loss in the DS Waters, LP financial statements, as well as the information about your non-

GAAP measures and the put options held by minority interest owners, warrant more immediate attention. We ask that you file an amendment to your Form 20-F, reflecting the revisions you have proposed.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief